Offering Statement for Cutting Edge Superconductors, Inc.

(“Cutting Edge Superconductors,” “we,” “our,” or the “Company”)

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Cutting Edge Superconductors, Inc.

   La Quinta Industrial Park
   Calle Balboa 177
   Mayaguez, PR 00680

Eligibility

2. **The following are true for Cutting Edge Superconductors, Inc. :**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Victor Rivera-Burgos

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/03/2024	Present	Cutting Edge Superconductors, Inc.	Senior Strategy Advisor
02/01/2013	Present	Bizplans.Net	Strategic Alliance Developer

   Victor Rivera-Burgos is a former New York Director and Regional Director of the US Small Business Administration, former National Director of Minority Business Development at the US Department of

Commerce, and headed the Latin America and Caribbean Bureau at the US Agency for International Development ("AID"), administering its $1.5 billion economic assistance program, a position requiring US Senate confirmation. Mr. Rivera-Burgos has served as a Strategic Alliance Developer & Promoter of Collaborative Business Relationships at Bizplans.Net since February 2013. Mr. Rivera-Burgos has a BA in Economic Development from New York University. LinkedIn: https://www.linkedin.com/in/victormrivera/

Name
Yong-Jihn Kim

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/08/2001	Present	University of Puerto Rico, Mayaguez	Professor of Physics
11/22/2011	Present	Cutting Edge Superconductors, Inc.	President, CEO, and Chairman

Dr. Yong-Jihn Kim founded CES on November 22, 2011 in Mayaguez, Puerto Rico, based on his patent of next generation cryogen-free MRI. He is a Physics professor at the University of Puerto Rico, Mayaguez. PhD in Science, 1989, Condensed Matter & Materials Physics, Seoul National University. MA in Science, 1985, Seoul National University BA in Physics, 1983, Seoul National University Postdoctoral research at Harvard and Purdue LinkedIn: https://www.linkedin.com/in/yong-jihn-kim-35004422/

Name
Jose Lopez

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/03/2015	Present	Cutting Edge Superconductors, Inc.	Board Member
08/03/1982	08/31/2022	University of Puerto Rico, Mayaguez	Professor of Physics

Jose Lopez obtained his BA and MA in Physics from University of Puerto Rico, Mayaguez in 1976 and his PhD in Biophysics from Michigan State University in 1982. Mr. Lopez was a longtime Professor of Physics at the University of Puerto Rico, Mayaguez. LinkedIn: https://www.linkedin.com/in/jose-r-lopez-54489541/

Name
Hem Kanithi

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/13/2023	Present	Cutting Edge Superconductors, Inc.	Board Member, Senior Technical Advisor

Hem Kanithi is a former Business Development VP and Head of R&D at LUVATA, a leading manufacturer of superconducting wires for MRI. He developed process technology for negative-bias temperature instability ("NbTi") to exhibit some of the highest critical current densities available today while attaining long piece lengths on an industrial scale. As a result, LUVATA currently supplies NbTi products to produce over one-third of global MRI scanners. University of California, Berkeley, Doctor of Engineering (1976) University of California, Berkeley, Master of Science (1972) National Institute of Technology, Warangal, India, Bachelor of Engineering (1970) LinkedIn: https://www.linkedin.com/in/hemkanithi/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Yong-Jihn Kim

Securities:	108,125,000
Class:	Common Stock
Voting Power:	88.3%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Cutting Edge Superconductors, Inc. ("Cutting Edge Superconductors" or "CES") is a Puerto Rico corporation that produces enhanced magnesium diboride ("MgB2") wires to improve superconductor performance on crucial equipment. Magnetic resonance imaging ("MRI") uses superconducting magnets to produce images. Current niobium–titanium ("NbTi") superconducting magnets require extremely low temperatures in order to achieve a strong enough magnetic field (1.0 T and 3.0 T), which is generally only possible with the use of liquid cryogenic, which increases the cost of operating and maintaining MRI equipment. CES has patented technology on MgB2 wires and tapes, which are designed to enable cryogen-free 1.0 T open MRI and 1.5 T closed MRI. Liquid helium is a cryogenic liquid for the operation of MRI at 4K. In recent years, the global helium supply crisis has impacted the MRI industry and scientific community. For instance, in October and November 2022, NBC News and Forbes reported that the global helium supply crisis may lead to a medical crisis because the future of MRI is uncertain. On June 24, 2022, Harvard Crimson also reported that Harvard physics labs were forced to shut down equipment and suspend projects due to the helium shortage. Approximately 30% of helium is consumed for MRI, whereas about 14% of helium is consumed for laboratory applications in the US. An MRI needs approximately 1,700 liters of liquid helium to operate at 4K. In the US, over 12,000 MRIs are operating. The price of helium was approximately $5 per liter a decade ago, however, it is now over $20 per liter (and fluctuating). Founded on November 22, 2011 by Dr. Yong-Jihn Kim, CES is producing MgB2 wires for the next-generation helium-free MRI. Our patented technology aims to significantly improve the critical currents and irreversibility fields of MgB2 wires to enable 1.5 T and 3.0 T MgB2-magnet-based MRI. With this next-generation MRI, we believe we can reduce patients' MRI scan cost by approximately 40%. CES is currently working with major superconducting wire companies and MRI companies with the goal of bringing its proprietary cryogen-free 1.0 T open MRI and 1.5 T closed MRI to market in 2024. CES plans to sell the license of its MgB2-based cryogen-free MRI and cryogen-free nuclear magnetic resonance ("NMR") to MRI companies and NMR companies to generate revenue. CES won the Frost and Sullivan North America MRI Innovation Leadership Award in 2013. CES also won the National Science Foundation ("NSF") Small Business Innovation Research ("SBIR") Phase I and Phase II Awards in 2013 and 2014. CES has won business plan competitions, including first prize at the EnterPrize Business Plan Competition, and second prize at the InnoVenture Technology Business Plan Competition. CES received small business incentives from the Puerto Rico Industrial Development Company ("PRIDCO") from 2019 to 2023. CES has a patent on cryogen-free MRI and cryogen-free NMR, based on MgB2 superconducting wires and tapes, which is registered in seven countries, including the US, EU (Germany, Netherlands, and Italy), Japan, China, and Korea. CES was founded by Professor Yong-Jihn Kim, who demonstrates a record of excellence in superconductivity. In particular, he identified the superconducting mechanism of MgB2 in 2001, which was spotlighted in a review paper on MgB2. Dr. Kim also invented a technique to increase critical currents of MgB2 by adding both magnetic and non-magnetic impurities. On September 28, 2023, CES discovered room temperature ambient pressure superconductor ("CES-2023"). To commercialize CES-2023, CES is planning to collaborate with Korean companies such as Quantum Energy Research Center, SAMSUNG, and LG.

Cutting Edge Superconductors currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Cutting Edge Superconductors, Inc. speculative or risky:**
   1. The MRI market is dominated by GE Health Care, Siemens, and Philips. We are currently collaborating with GE Global Research. Even though Cutting Edge Superconductors' cryogen-free MRI technology has competitive advantages over the current MRI from these big 3 companies, they may try to delay the penetration of our cryogen-free MRI into the MRI market.
   2. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.
   3. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

4. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

5. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

6. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

7. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

10. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

11. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

12. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

13. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

14. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does

not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

15. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

16. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

17. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

18. Commercialization of CES-2023 can take more than a few years with so many efforts and resources. The investors should understand the risks related to the commercialization of CES-2023.

19. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

20. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

21. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

22. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

23. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the

Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

24. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

25. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

26. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

27. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

28. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

29. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE

OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Cutting Edge Superconductors, Inc. (“Company”) is offering securities under Regulation CF, through Netcapital Funding Portal Inc. (“Portal”). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $598,212 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The Company plans to use the proceeds from this offering in accordance with the following approximate schedule: 27% on research and development ("R&D"), 17% on compensation for managers, 17% on equipment, 17% on materials and inventory, 8% on travel, 5% on intellectual property ("IP") expenses, 4% on rent and utilities, and 5% on intermediary fees.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	**If Target Offering Amount Sold**	**If Maximum Amount Sold**
Intermediary Fees	$490	$29,312
Compensation for Managers	$5,000	$100,000
Equipment	$0	$100,000
Materials and Inventory	$4,510	$100,000
Research and Development	$0	$163,900
Intellectual Property ("IP") Expense	$0	$30,000
Travel	$0	$50,000
Rent and Utilities	$0	$25,000
Total Use of Proceeds	**$10,000**	**$598,212**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Cutting Edge Superconductors, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $0.10 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	175,000,000	122,775,543	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Restricted Stock	Hem Kanithi has 2,500,000 shares of non-vested (i.e., restricted) common stock. 1,250,000 shares are scheduled to vest at the end of 2024 and the remaining 1,250,000 shares are scheduled to vest in 2025.	2,500,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The rights of currently outstanding securities do not limit or dilute the rights of the securities we will offer on Netcapital.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Creditor(s):   Small Business Administration ("SBA") Loan

    Amount Outstanding: $4,500

    Interest Rate: 3.8%

    Maturity Date: October 21, 2050

    Other Material Terms:

    Creditor(s):   Shareholder Loan

    Amount Outstanding: $206,858

    Interest Rate: 0.0%

    Maturity Date: No Maturity Date

    Other Material Terms:

25. **What other exempt offerings has Cutting Edge Superconductors, Inc. conducted within the past three years?**

    Date of Offering: 2023-08-30

    Exemption: Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

    Securities Offered: Common Stock

    Amount Sold: $19,288

    Use of Proceeds: The proceeds from this offering were used for metal powders, patent expenses, manufacturing the MgB2 wire, testing the MgB2 wire, general & administrative expenses and payroll, equipment, travel, rent and utilities, and intermediary fees.

    Date of Offering: 2023-07-27

    Exemption: Reg. D, Rule 504(b)(1)(iii)

    Securities Offered: SAFE

    Amount Sold: $15,000

Use of Proceeds:	general and administrative
Date of Offering:	2023-10-04
Exemption:	Reg. D, Rule 504(b)(1)(iii)
Securities Offered:	SAFE
Amount Sold:	$25,000
Use of Proceeds:	general and administrative
Date of Offering:	2023-11-03
Exemption:	Reg. D, Rule 504(b)(1)(iii)
Securities Offered:	SAFE
Amount Sold:	$15,000
Use of Proceeds:	general and administrative

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Yong-Jihn Kim	CEO	Shareholder Loan	$223,678
Yong-Jihn Kim	CEO	ownership contribution	$10,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Cutting Edge Superconductors is a corporation organized in Puerto Rico. The Company produces enhanced MgB2 wires to improve superconductor performance on crucial equipment. Results of Operations: The Company was formed on November 22, 2011 in Puerto Rico and is pre-revenue. Operating expenses for the year ended December 31, 2023 decreased by $82 to $51,237, as compared to $51,319 reported for the year ended December 31, 2022. Interest expense for the year ended December 31, 2023 remained the same

$264, as was reported for the year ended December 31, 2022. Net loss for the year ended December 31, 2023 increased by $18,449 to a net loss of $52,651, as compared to a net loss of $34,202 reported for the year ended December 31, 2022. The vestment schedule for Hem Kanithi is 1,250,000 at the end of 2024 and 1,250,000 in 2025, based on his contribution to the company. Juan Gonzalez departed the company in December 2023, leading to the distribution of his 3,750,000 unvested shares. Dr. Kim received 3,125,000 shares, while Victor Rivera obtained 625,000 shares. Liquidity & Capital Resources: On March 26, 2024 the Company drew down gross proceeds of $26,492 in exchange for selling 264,920 shares of common stock the Reg CF offering is currently ongoing. On December 31, 2023, the Company had cash and cash equivalents of $11,751 and working capital of $11,751, as compared to cash and cash equivalents of $2,308 and working capital of $2,308 on December 31, 2022. The Company did a previous crowdfunding raise ending in August 2023 and raised $19,288. That money was used for metal powders, patent expenses, manufacturing the MgB2 wire, testing the MgB2 wire, general & administrative expenses, payroll, equipment, travel, rent, utilities, and intermediary fees. In 2023, the company generated no revenue, while its expenses amounted to approximately $48,300. Ownership contributions for the year totaled $10,000 and SAFE notes amounted to $55,000. The monthly burn rate for the company is estimated to be approximately $6,000.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Cutting Edge Superconductors, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are transcripts of the videos shown on the Company's offering page: Video #1: Hello everyone, today I have the pleasure of introducing Cutting Edge Superconductors, a pioneering company founded and led by CEO Dr. Yong-Jihn Kim. Under his visionary leadership, the company has made a groundbreaking discovery—an ambient room-temperature superconductor called CES 2023. This revolutionary development holds the potential to transform numerous industries and drive technological innovations to new heights. Cutting Edge Superconductors' mission is to lead the way in producing and distributing superconductors that function at ambient room temperature. I would like to introduce the team behind the company, starting with the founder and CEO, Dr. Yong-Jihn Kim, who has a proven record of excellence in superconductivity, achieving his postdoctoral work in physics at Harvard and Purdue. Dr. Gatti is the Senior Technical Adviser; he was the former Business Development Vice President and Head of R&D at Levata, the number one superconducting wire manufacturing company. Mr. Victor Rivera is the Senior Strategy Adviser; he is the former Small Business Administration Director and National Director of the Minority Business Development Agency in New York. Now, I'd like to give you a brief overview of superconductivity. Superconductors are materials that can conduct electricity with zero electrical resistance, allowing for the lossless transmission of electrical energy. This leads to highly efficient power transfer and significantly reduces energy waste. However, traditional superconductors require extremely low temperatures, and maintaining such low temperatures is expensive and energy-intensive, which limits their practical use. The technology we use daily experiences challenges such as energy loss, high cost, and environmental impact. Room-temperature superconductors like CES 2023 operate at ambient temperatures, eliminating the need for costly and complex cooling systems. This breakthrough makes superconducting applications much more practical and economical. The first product is CES 2023, an ambient-temperature superconductor that is currently patent pending. The company's goal is to manufacture it on a large scale to influence numerous technological fields. CES 2023 meets all critical experimental benchmarks, including zero electrical resistance, quantum locking, and diamagnetic levitation, making it an ideal candidate for a wide range of applications from power grids to medical devices. Its development is set to address and solve several long-standing challenges in these fields. The second product is a superconducting wire utilizing MgB_2. When used in a cryogenically cooled 1.5 Tesla MRI machine, it extends the machine's lifespan, cuts costs, and improves image quality. This advancement aims to make MRI technology more affordable and efficient for both healthcare providers and patients. CES 2023 stands out as it will be the first ambient-temperature superconductor available. The nearest competitor, LK-99 from Korea's Quantum Energy Research Center, did not meet the scientific criteria to be considered a true superconductor, failing to demonstrate its capabilities. This positions CES 2023 favorably, and with continuous testing and validation, the company has built a strong foundation of trust and reliability in their product. CES 2023 offers many advantages that can be applied to various technological industries. The first advantage is zero energy loss, which could benefit markets such as electric power transmission and distribution, as well as solar and wind energy, and data centers. Another advantage is that there is no heat generation from this product, which would benefit markets like smartphones and electric vehicles. Additionally, CES 2023's zero cooling requirement is a key factor in improving technologies such as MRI systems. This material has the potential to revolutionize almost all aspects of the technological industry, with a market size of over $5 trillion. It enables more efficient and safer use of energy, contributing to green and renewable energy sources, and helping to mitigate the energy crisis and climate change. On May 15th, 2023, Cutting Edge Superconductors was invited to submit a full proposal to the NSF SBIR on CES 2023, anticipating entry into Phase 1 with a budget of $275,000 and an additional $100,000 from the Puerto Rican Science Trust. Upon entering Phase 2, which focuses on manufacturing, they have an estimated budget of $1 million and an additional $200,000 from the Puerto Rican Science Trust. CES 2023 has received recognition from the scientific community, as Dr. Kim was invited to present at the Fifth International Conference on Material Science and Engineering in San Francisco, California. He was also invited to present at the Third International Conference on Physics and its Applications in Boston, Massachusetts. Here, we have some examples of the success to date of Cutting Edge Superconductors, including multiple competitions and awards. CES 2023 has the potential to transform multiple industries thanks to its remarkable properties. Think about all the wires and batteries used today and the fact that room-temperature superconductors will have applications in all of them, making them last longer and more durable. This not only enhances the products we use today but also opens the door for new products that have been unable to reach the market due to technological limitations. Video #2: Hello, my name is Yong-Jihn Kim. Cutting Edge Superconductors discovered a Room Temperature Ambient Pressure Superconductor, named CES-2023. In July 2023, A Korean company, Quantum Energy Research Center, claimed that LK_99 is a room temperature ambient pressure superconductor. The material shows partial levitation. However, other scientists showed that LK-99 is not a superconductor, including Max Plank institute. On September 28, 2023, CES made CES-2023, employing LK-99 as a precursor material. This material is patent pending. Superconductors show two characteristics. The first one is zero electrical resistance below the transition temperature. Here mercury shows the zero resistance below 4.2K. Superconductors also show the levitation due to diamagnetism. The left panel shows the levitation above the magnet. However, other diamagnetic materials also show the levitation. Superconductors can show quantum locking. Quantum locking means superconductors can levitate under a magnet. This quantum locking is due to the distortion of magnetic fields and a superconductor is trapped in this region. So quantum locking is a 100% proof of superconductivity. Our material shows the diamagnetic behavior. You see that a magnet repels our material. Our material also shows the quantum locking. Our material is levitating below a magnet. 100% proof of superconductivity. Now we show the quantum locking and diamagnetism in one video. We stress that there is no ferromagnetic piece in our CES-2023. So, it shows the 100% diamagnetism. Currently we are making bigger samples for resistance measurement and for commercialization. Our material has three advantages, no energy loss, no heat, and no cooling. So, CES-2023 wire can be used for the electric power transmission and distribution with market size over $300 Billion. Our material can be also used for smart phone, computer, electric vehicle, and electric appliances, with market size over $1 Trillion. CES-2023 can also solve the helium shortage problem in MRI industry. So, our material can impact multi-Trillion-dollar markets. Thank you.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.ceswire.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.